Zomedica Pharmaceuticals Corp.

3928 Varsity Drive

Ann Arbor, Michigan 48018

March 9, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F St, N.E.

Washington, DC 20549

Attention: Joseph McCann

Re:	Zomedica Pharmaceuticals Corp.

Draft Registration Statement on Form S-1

Submitted December 13, 2016

CIK No. 0001684144

Dear Mr. McCann:

Zomedica Pharmaceuticals Corp. (the “Company”), is hereby responding to the letter, dated January 9, 2017 (the “Comment Letter”), from Suzanne Hayes, Assistant Director, Office of Healthcare and Insurance, of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), regarding the Company’s draft Registration Statement on Form S-1, confidentially submitted to the Commission on December 13, 2016 (the “Draft Registration Statement”). In response to the Comment Letter and to update certain information in the Draft Registration Statement, the Company is today re-submitting the Draft Registration Statement (the “Revised Draft Registration Statement”).

For ease of reference, set forth below are the comments of the Staff with respect to the Draft Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Revised Draft Registration Statement unless defined herein.

Prospectus Cover Page

1.	We note that there is currently no public market in the United States for your common shares, and that you intend to apply to have your common shares listed on the NYSE MKT. Please amend the cover page to indicate that the selling stockholders will sell the shares at a fixed price (or a range) until the shares are listed on the NYSE MKT and thereafter at prevailing market prices or privately negotiated prices.

Securities and Exchange Commission

The Company respectfully advises the Staff that it does not intend to seek effectiveness of the registration statement unless and until the Company’s common shares (the “Common Shares”) are approved for listing on the NYSE MKT or another national securities exchange in the United States. Disclosure to that effect has been added to the Revised Draft Registration Statement.

2.	Please expand your disclosure to explain that share prices on the TSX Venture Exchange may not be indicative of the market price on the NYSE MKT.

The Company has expanded its disclosure on the prospectus cover page and in the section entitled “Price Range of Common Shares” as requested by this comment.

3.	We note your disclosure in Use of Proceeds that you will not receive any proceeds from the sale or disposition of the common shares covered by the prospectus. Please include such disclosure on the cover page. Refer to Item 501(b)(3) of Regulation S-K.

The Company has included the additional disclosure on the prospectus cover page as requested by this comment.

Table of Contents, page (i)

4.	Please add a reference to your financial statements starting on page F-1.

As requested in this comment, the Company has expanded the Table of Contents in the Revised Draft Registration Statement to include a reference to the index to the financial statements.

Summary Risks Associated with Our Business, page 2

5.	Please revise to highlight your disclosure on page 6 concerning the cost and timeline for developing your drug product candidates.

The Company has expanded the summary risk disclosure in the Revised Draft Registration Statement to include the additional information requested in this comment.

6.	We refer to pages F-3 and F-8. Please include a bullet point to highlight your independent registered public accounting firm’s doubt about your ability to continue as a going concern. Please also disclose your reported losses and accumulated deficit.

Securities and Exchange Commission

In response to this comment, the Company has included an additional bullet point and a separate risk factor in the Revised Draft Registration Statement relating to the going concern modification.

7.	Please revise the bullet point to highlight your disclosures on pages 18 and 68 concerning your beliefs about your PFIC status for 2015 and future years and the impact that PFIC status has on U.S. holders.

The Company has made the revision to the bullet point in the Revised Draft Registration Statement requested in this comment.

Corporate Information, page 3

8.	Please revise to discuss the reasons why ZoMedica entered into the amalgamation transaction with Wise Oakwood Ventures and its impact on ZoMedica, including its financial position and shareholder base.

The Company has added explanatory disclosure in the Revised Draft Registration Statement in response to this comment.

Risk Factors, page 6

9.	We note your disclosure on page 61 concerning your share capital. Please revise to highlight risks concerning the unlimited number of common and preferred authorized for future issuance and your board’s ability to designate rights attaching to series of preferred stock.

In response to this comment, the Company has added a new risk factor to the Revised Draft Registration Statement entitled “Our Articles of Incorporation (as amended and restated) authorize us to issue an unlimited number of common shares and preferred shares without shareholder approval and we may issue additional equity securities, or engage in other transactions that could dilute your ownership interest, which may adversely affect the market price of our common shares.”

Product Pipeline, page 42

Securities and Exchange Commission

10.	Please revise here and in the summary to identify the conditions that ZM-012 and ZM-007 are intended to treat.

In response to this comment, the Company has added disclosure in the summary and the Business sections of the Revised Draft Registration Statement identifying the conditions that ZM-012 and ZM-007 are intended to treat.

11.	We note your disclosure that the APIs in each of ZM-012 and ZM-006 have been the subject of multiple studies in humans and have been approved for use in humans for decades. Please expand your disclosure to identify these APIs or explain whether these identities are proprietary at this time. Also, disclose whether the APIs are covered by patents or proprietary rights held by third parties.

The Company has expended the disclosure in the Revised Draft Registration Statement to disclose the APIs for its current drug product candidates. In addition, the disclosure in the Revised Draft Registration Statement has been expanded to disclose the Company’s belief that none of the APIs are subject to any patents or other proprietary rights of third parties.

12.	We note your disclosure that you expect to commence a pivotal efficacy trial of ZM-006 in the first half of 2018. Please revise to discuss whether you have conducted or will need to conduct pilot testing of ZM-006 prior to commencing the efficacy trial.

In response to this comment, the Company has expanded the disclosure in the Revised Draft Registration Statement to discuss the expected timing for pilot testing of ZM-006.

Security Ownership of Certain Beneficial Owners and Management, page 56

13.	We note that you have not listed any beneficial owners of more than 5% of your issued and outstanding common shares who are not executive officers or directors. It appears from the Selling Shareholders chart on page 57 that David Sikkema owns more than 5% of your issued and outstanding common shares. Please revise or advise.

The securities ownership table in the Revised Draft Registration Statement has been revised to include Mr. Sikkema as a 5% shareholder.

Selling Stockholders, page 57

14.	Given the nature and the size of the offering relative to the number of non-affiliate shares outstanding, please provide us an analysis explaining your basis for determining that the offering is eligible to be made pursuant to Rule 415(a)(1)(i). In responding, please consider the guidance provided in Compliance Disclosure Interpretations, Securities Act Rules, Question 612.09.

Securities and Exchange Commission

For the reasons discussed below, we respectfully submit that the offering contemplated by the Registration Statement is a valid secondary offering by or on behalf of the selling shareholders that may be registered for sale on a continuous basis pursuant to Rule 415(a)(1)(i) under the Securities Act. The offering is not the type of transaction about which the Staff has historically raised concerns under Rule 415, and a careful consideration of all of the factors articulated in Question 612.09 (the “Interpretation”) of the Staff’s Compliance & Disclosure Interpretations (the “CDIs”) for Securities Act Rules clearly supports a conclusion that the offering does not amount to a distribution by the selling shareholders on behalf of the Company.

We understand that several years ago the Staff became concerned about the public resale of securities purchased in so-called “toxic” PIPE transactions. The Staff believed that public investors often did not have an appropriate understanding as to the nature of the investment being made or the negative impact that such transactions could have on the market prices of the securities involved. In many of these “toxic” transactions, an issuer would commit to issuing convertible securities with a conversion price that floated with the market price of the underlying common stock. When the deals were announced, the stock prices typically fell, resulting in the issuance of significant blocks of stock – in many cases, well in excess of 100% of the shares previously outstanding. In these toxic situations, existing investors or investors who purchased shares of common stock after the announcement of the transaction frequently faced unrelenting downward pressure on the value of their investments. In too many of these cases, the shares held by non-participants in these transactions were ultimately rendered worthless.

To combat the effects of these toxic transactions, we understand that the Office of the Chief Counsel and the senior staff members of the SEC’s Division of Corporation Finance began to look at ways to discourage toxic transactions and to limit the impact of these transactions. One way to do so was to limit the ability of the investors in those transactions to have their securities registered.

We understand that to monitor these types of transactions, the Staff implemented a process by which it compared the number of securities that an issuer sought to register with the number of securities of that class that were outstanding and held by non-affiliates as disclosed in the issuer’s Annual Report on Form 10-K. As we understand it, the Staff was instructed to look more closely at any situation in which an offering involved more than approximately one-third of the issuer’s public float. If an issuer sought to register more than one-third of its public float, then the Staff was instructed to examine the transaction to see if it implicated Staff concerns that a secondary offering might be a “disguised” primary offering for purposes of Rule 415. According to the Office of the Chief Counsel, however, this test was intended as a mere screening process and was not intended to substitute for a complete analysis of the factors cited in the Interpretation.

It has been reported that the Staff has recognized that the application of this float screening test led to the unintended consequence of limiting the securities that could be registered on behalf of selling shareholders in transactions that did not implicate the Staff’s concerns with respect to “toxic” PIPE transactions. As a result, we understand that the Staff’s focus shifted in late 2006 to “Extreme Convertible” transactions to avoid disrupting legitimate PIPE transactions.[1]

Securities and Exchange Commission

As discussed below, the securities the Company seeks to include in the Revised Draft Registration Statement were issued pursuant to several different offerings and in transactions pursuant to which more than 40 investors, nearly all of which are individual accredited investors (the “Investors”), acquired their securities either in valid private placements made in reliance on Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder or in valid offshore transactions in accordance with Regulation S promulgated under the Securities Act (collectively, the “Offerings”). The securities sold in the Offerings consisted solely of Common Shares, and do not include warrants, convertible notes or preferred stock having toxic conversion rights. The vast majority of the Common Shares to be included in the Revised Draft Registration Statement were originally issued in Offerings which occurred in 2015 and were converted in the Qualifying Transaction which occurred in April 2016. An additional 4,002,480 Common Shares were issued in Offerings that occurred after the Qualifying Transaction and through August 2016. Each of the Investors acquiring Common Shares unconditionally paid the aggregate purchase price, in full, to the Company for its securities at the time of issuance. No Investor has any right to acquire additional securities or to demand any adjustment in the price at which it purchased its securities in the Offerings based on future events or otherwise. As disclosed in the Revised Draft Registration Statement, 25,806,710 Common Shares have been subject to escrow requirements imposed by the TSX-V which have prevented their sale. 12,903,355 of the Common Shares included in the Registration Statement will continue to be subject to escrow requirements until October 29, 2017. Thus, the Investors were at market risk from the moment they acquired their Common Shares and continue to be at market risk today.

In short, the terms of the Offerings do not possess any of the toxic post-closing re-pricing features that have historically given rise to the Staff’s concerns under Rule 415. Furthermore, we believe that a careful consideration of all of the factors enumerated in the Interpretation amply supports the conclusion that the registration and sale of the common shares pursuant to the Registration Statement constitutes a valid secondary offering and not an offering “by or on behalf of the registrant.”

A.       Background

The Company is seeking to register 73,723,060 of its Common Shares (the “Shares”) sold in the Offerings. The Shares may be offered and sold by more than 40 unrelated selling shareholders, virtually all of whom are individual accredited investors.

The securities the Company seeks to include in the Revised Draft Registration Statement were issued pursuant to several different offerings and in transactions pursuant to which more than 40 Investors, nearly all of which are individual accredited Investors, acquired their securities either in valid private placements made in reliance on Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder or in valid offshore transactions in accordance with Regulation S promulgated under the Securities Act. The securities sold in the Offerings consisted solely of Common Shares, and do not include warrants, convertible notes or preferred stock having toxic conversion rights. The vast majority of the Common Shares to be included in the Revised Draft Registration Statement were originally issued in Offerings which occurred in 2015 and were converted in the Qualifying Transaction which occurred in April 2016. An additional 4,002,480 Common Shares were issued in Offerings that occurred after the Qualifying Transaction and through August 2016. Each of the Investors acquiring Common Shares unconditionally paid the aggregate purchase price, in full, to the Company for its securities at the time of issuance. No Investor has any right to acquire additional securities or to demand any adjustment in the price at which it purchased its securities in the Offerings based on future events or otherwise. As disclosed in the Revised Draft Registration Statement, 25,806,710 Common Shares have been subject to escrow requirements imposed by the TSX-V which have prevented their sale. 12,903,355 of the Common Shares included in the Registration Statement will continue to be subject to escrow requirements until October 29, 2017. Thus, the Investors were at market risk from the moment they acquired their Common Shares and continue to be at market risk today.

____________________

[1] See Speech by John W. White, Director, Division of Corporation Finance, February 23, 2007; Keller, Stanley and Hicks, William, “Unblocking Clogged PIPEs: SEC Focuses on Availability of Rule 415,” Insights, May 2007.

Securities and Exchange Commission

Each Investor in the Qualification Transaction and in the private offerings made extensive representations and warranties to the Company regarding its investment intent. Each Investor represented and warranted that it was purchasing its Common Shares as principal for its own account and not for the benefit of another person (unless such representations were true with respect to the principal) and that it was not acting jointly or in concert with any other person or company for the purpose of acquiring securities of the Company.

B.       Common Shares; Relationships with Selling Shareholders

As of March 1, 2017, the Company had 84,374,569 Common Shares outstanding and 8,100,000 Common Shares issuable upon the exercise of outstanding options. As of that date, the Company’s directors and executive officers as a group beneficially owned an aggregate of 58,897,780 Common Shares, including 6,565,000 Common Shares issuable upon the exercise of outstanding stock options.

A total of 48 Investors purchased Common Shares in the Offerings, which includes trusts established by related parties and certain related entities. As noted below, other than the trusts and the other related entities, the Company is not aware of any relationships or agreements among any of the Investors, nor does the Company have any reason to believe that such relationships or agreements exist. To the Company’s knowledge, none of the Investors had any other relationship with the Company prior to the Offerings other than the officers and directors of the company.

C.       Rule 415 Analysis

In 1983, the SEC adopted Rule 415 under the Securities Act to permit the registration of offerings to be made on a delayed or continuous basis. Rule 415 specifies certain conditions that must be met by an issuer in order to avail itself of the Rule. In relevant part, Rule 415 provides:

Securities and Exchange Commission

“(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, That:

(1) The registration statement pertains only to:

(i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;…[or]

(x) Securities registered (or qualified to be registered) on Form S–3 or Form F–3 (§239.13 or §239.33 of this chapter) which are to be offered and sold on an immediate, continuous or delayed basis by or on behalf of the registrant, a majority-owned subsidiary of the registrant or a person of which the registrant is a majority-owned subsidiary….”

Under Rule 415(a)(1)(i), an issuer may register securities to be sold on a delayed or continuous basis by selling shareholders in a bona fide secondary offering without restriction.

In the event that an offering registered in reliance on Rule 415(a)(1)(i) is deemed to be an offering that is “by or on behalf of the registrant” as specified in Rule 415(a)(1)(x), Rule 415 contains additional limitations. Rule 415(a)(4) provides that:

“In the case of a registration statement pertaining to an at the market offering of equity securities by or on behalf of the registrant, the offering must come within paragraph (a)(1)(x) of this section. As used in this paragraph, the term ‘at the market offering’ means an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price.”

As a result, if an offering which purports to be a secondary offering is characterized as an offering “by or on behalf of the registrant,” Rule 415 is only available to register an “at the market offering” if the registrant is eligible to use Form S-3 or Form F-3 to register a primary offering.

In the event that the offering registered by the Registration Statement is re-characterized as a primary offering on behalf of the Company, (i) the offering would have to be made on a fixed price basis (in other words, the Investors would not be able to sell their securities at prevailing market prices) unless the Company is eligible to use Form S-3 for a primary offering, (ii) the Investors would be deemed to be “underwriters” with respect to their Common Shares (with the attendant liabilities under Section 11 of the Act) and (iii) in accordance with the Staff’s long-standing interpretive position, Rule 144 would never be available to them to effect resales of their securities. Because of the requirements of Rule 415, the Staff’s interpretation of Rule 415 has a dramatic and potentially disastrous impact on the ability of a selling shareholder to effect the resale of its securities. Because re-characterizing the offering as “by or on behalf of the registrant” has such a draconian impact, and a mischaracterization can have a chilling effect on the ability of smaller public companies — like the Company — to raise capital, the Staff should only re-characterize a secondary offering as being on behalf of a registrant after careful and complete review of all of the relevant facts and circumstances.

Securities and Exchange Commission

The Staff has previously recognized the delicacy with which the analysis of a particular transaction must be undertaken. In the Interpretation, the Staff has set forth a detailed analysis of the relevant factors that should be examined. The Interpretation provides that:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 ‘public float’ test for a primary offering, or because Rule 415 (a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer” (emphasis added).

As the Interpretation indicates, the question is a “difficult” and “factual” one that involves an analysis of many factors and “all the circumstances.”

Each of the relevant factors listed in the Interpretation is discussed below. In our view, based on a proper consideration of all of those factors, the Staff should conclude that (i) the Registration Statement relates to a valid secondary offering and (ii) all of the Common Shares covered by the Registration Statement can be registered for sale on behalf of the Investors pursuant to Rule 415(a)(1)(i).

1.	The length of time that the Investors have held, and will hold, their Common Shares supports a determination that the offering is a valid secondary offering.

Presumably, the longer the time the Common Shares are held, the less likely it is that the selling shareholders are acting as a mere conduit for the Company. As noted above, the vast majority of the Common Shares to be included in the Revised Draft Registration Statement were originally issued in Offerings which occurred in 2015. An additional 4,002,480 Common Shares were issued in Offerings consummated more than six months prior to the date of this letter. For the reasons discussed in Item 2 below, the Investors will likely be required to continue to hold their Common Shares for a significant additional length of time. This holding period is significantly longer than the period required by the Staff for valid “PIPE” transactions.

Securities and Exchange Commission

The Staff’s “PIPEs” interpretation is set forth in Question 116.19 of the CDIs for the Securities Act Forms (the “PIPEs Interpretation”). The PIPEs Interpretation provides in relevant part that:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement…. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

The PIPEs Interpretation contemplates that a valid secondary offering could occur immediately following the closing of the placement. Since no holding period is required for a PIPE transaction to be a valid secondary offering, by definition a holding period of six months or more must also be sufficient for a valid secondary offering.

This concept comports with long-standing custom and practice in the PIPEs marketplace. In many PIPE transactions, a registration statement is required to be filed shortly after closing (typically, 30 days) and declared effective shortly thereafter (typically, 90 days after closing). The length of time that has elapsed since the Shares were originally acquired by the Investors support the conclusion that the offering pursuant to the Registration Statement is a valid secondary offering.

2.	The circumstances under which the Investors received the Shares support a conclusion that the offering is a valid secondary offering.

As noted above, the Offerings either complied with the requirement of Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder or the requirements of Regulation S.

In addition, the terms of the Offerings did not contain any of the potentially abusive terms that have given rise to previous Staff concerns. The Offerings involved only the issuance of Common Shares and the terms of those Offerings did not contain any “toxic” post-closing re-pricing features. No Investor, by virtue of the Offerings, has any other subscription rights to obtain additional Common Shares or a reduction in the purchase price that it paid for its Common Shares based on subsequent events or circumstances. All of the Investors were, and have continued to be, at market risk immediately following their acquisition of Shares.

All of the Investors purchased their Shares for their own account and each Investor represented and warranted that it was purchasing its Common Shares as principal for its own account and not for the benefit of another person (unless such representations were true with respect to the principal) and that it was not acting jointly or in concert with any other person or company for the purpose of acquiring securities of the Company.

Securities and Exchange Commission

In order for the Staff to conclude that the offering covered by the Registration Statement is in fact a “veiled” secondary offering on behalf of the Company, it would have to conclude that more than 40 unrelated Investors had colluded in contravention of express representations and warranties each made to the Company. There is not a scintilla of evidence that any arrangement, agreement or plan exists among the various Investors to effect a distribution of the Shares.

Furthermore, the facts and circumstances amply demonstrate that it would be virtually impossible for the Investors to effect a distribution even if they desired to do so because the existing trading market for the Common Shares could not absorb all of the Shares. As noted in the Registration Statement, the Common Shares are not currently traded in the United States and accordingly, no market will exist for the Shares in the United States unless and until the Common Shares are approved for listing on a national securities exchange. Even if the Common Shares are listed, there is no assurance that an active trading market for the Common Shares will develop and risk factor disclosure to that effect is included in the Registration Statement. Furthermore, no investment bank is associated with the offering contemplated by the Registration Statement and the Company does not intend to engage in any “road show” or other actions to condition the market for the Shares. As a result, there is no practical way for the Investors to effect a coordinated distribution of the Shares into the United States even if the Investors wanted to do so. At this time, the only market for the Shares is the TSX-V. According to statistics obtained from the website www.tmxmoney.com, the average daily trading volume of the Common Shares for the 20 trading day period ended March 7, 2017 was approximately 6,142 shares. As a result, it would take the Investors approximately 33 years to sell all of their Shares on the only existing market assuming no one else sold a single Common Share. In these circumstances, it is not credible to conclude that the Investors have purchased their Shares for the purpose of making a distribution. Furthermore, as noted above, 12,903,355 of the Shares included in the Registration Statement will continue to be subject to escrow requirements until October 29, 2017. In this situation, the concept that the Investors will have “freely tradable” Shares as a result of the Registration Statement is more theoretical than real. For all practical purposes, the Investors are largely locked in to their investments, regardless of whether their Shares are registered.

There is no evidence that a distribution would occur if the Registration Statement were to be declared effective. Rule 100(b) of Regulation M defines the term “distribution” as:

“[A]n offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods (emphasis added).”

Special selling efforts and selling methods must be employed before an offering can constitute a distribution. Here, there is no evidence that any special selling efforts or selling methods will occur if the Shares are registered. As noted above, no investment bank is associated with the offering contemplated by the Registration Statement and the Company does not intend to engage in any “road show” or other actions to condition the market for the Shares.

Securities and Exchange Commission

3.	The relationship of the Investors to the Company supports the conclusion that offering is a valid secondary offering.

Except for the officers and directors of the Company, the Investors have no prior relationship with the Company other than as a result of their purchase of the Shares. To the Company’s knowledge, none of the Investors is a broker-dealer or a person associated with a broker-dealer. In addition, as disclosed in the Registration Statement, the Company will not receive any of the proceeds from the sale or disposition of the Shares by the Investors.

4.	The number of Registration Shares involved in the offering is not dispositive of a conclusion that the Investors are acted on behalf of the Company.

At the outset, it is important to note that the amount of securities involved in an offering is only one factor cited in the Interpretation to be considered by the Staff in applying Rule 415. However, in practical application, it appears that the amount of securities being registered has become the only factor which the Staff finds relevant. This focus on the number of securities being registered is inconsistent with the Interpretation and the facts and circumstances surrounding transactions like the Financing.

The availability of Rule 415 depends on whether the offering is deemed to be made by selling shareholders or by or on behalf of the issuer. For the Staff to determine that the offering is really being made on behalf of the registrant, the Staff must, by definition, conclude that the selling shareholders are seeking to effect a distribution of the securities. If the Staff’s primary concern is whether a distribution is taking place, the number of securities being registered should be one of the least important factors in the Staff’s analysis. An illegal distribution of securities can take place regardless of the amount of securities involved. In fact, for the reasons demonstrated above, it is far easier to effect an illegal distribution when the number of securities involved is relatively small in relation to the outstanding securities or the public float. As demonstrated above, when investors buy a large stake of a small company, it is extremely difficult for them to exit their positions. Here the problem is exacerbated because the Company has not previously sold securities in the United States and, as a practical matter, there is no public float.

Focusing solely on the number of securities being registered in relation to the outstanding securities or the public float has a disproportionate impact on smaller companies who are unable to go public through a traditional initial public offering process and therefore have very limited options to raise funds. It is difficult to harmonize a focus on the number of securities being registered by smaller companies with the SEC’s public commitment to smaller publicly-traded companies. Further, the enactment of the Jumpstart Our Business Startups Act demonstrates that Congress is focused on making access to the capital markets easier, not harder, for smaller companies.

Moreover, limiting the number of securities being registered does not effect any significant change in the circumstances of a proposed offering. If the selling shareholders are acting as a mere conduit for the issuer, then reducing the number of securities being sold does not change the investment intent of the selling shareholders or their ability to effect a distribution if, in fact, that was their intent.

Securities and Exchange Commission

An arbitrary focus on the percentage of the public float being registered contradicts the Staff’s own interpretative positions. For example, Question 612.12 of the CDIs for Securities Act Rules describes a scenario in which a holder of well over one-third of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part, as follows:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

In addition, Question 216.14 of the CDIs for Securities Act Forms, regarding the use of Form S-3 to effect a secondary offering, provides:

“Secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 [relating to secondary offerings], even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer” (emphasis added).”

These interpretive positions make it clear that the amount of securities offered, whether by an affiliate or otherwise, is not the determinative factor when considering whether an offering is properly characterized as a secondary offering. In fact, these interpretative positions make it clear that the number of securities being registered is only relevant where the other facts “clearly indicate” that the offering is not in reality a secondary offering. Here, the other facts with regard to the Company, the Investors and the Offerings, as discussed elsewhere in this response, clearly indicate that the offering contemplated by the Registration Statement is appropriately characterized as a secondary offering permitted under Rule 415(a)(1)(i).

As noted above, the Company seeks to register 73,723,060 Shares, including 52,332,780 Shares held by officers and directors of the Company. Based on an unaffiliated float of 32,041,789 Common Shares, the Shares would represent 230% of the unaffiliated float. If the 12,903,355 Shares subject to continuing escrow requirements are removed, the percentage is reduced to 190%. While the number of Shares exceeds the one-third threshold referenced above, our counsel has advised us that similar percentages have been approved in other transactions in which our counsel has participated, particularly in transactions involving reverse mergers and other so-called “alternative public offerings”. The Company respectfully submits that the offering contemplated by the Revised Draft Registration Statement, which includes Common Shares that have been outstanding for more than one year and does not include any toxic securities, does not present many of the concerns that have caused the Staff to express repeated concerns regarding reverse mergers and other potentially “toxic” transactions.

5.	The Investors are not in the business of underwriting securities.

As noted above, the Company does not believe that any of the Investors is a broker-dealer or a person associated with a broker-dealer. Furthermore, to the Company’s knowledge, none of the Investors is in the business of underwriting securities. As discussed above, most of the Investors are individual accredited investors. Each Investor represented and warranted that it was purchasing its Common Shares as principal for its own account and not for the benefit of another person (unless such representations were true with respect to the principal) and that it was not acting jointly or in concert with any other person or company for the purpose of acquiring securities of the Company. There is no evidence to suggest that any of those representations were false.

Securities and Exchange Commission

6.	The Company will not receive any proceeds from the resales of the Shares pursuant to the Registration Statement.

Although the Staff indicated in the Interpretation that the question of who receives the proceeds is not the only factor on which an analysis of the character of an offering should be based, it should be important to any such analysis. In this case, the Company will not receive any proceeds from the sale or other disposition of the Shares offered by the Investors. We believe this supports the conclusion that the offering is not on behalf of the Company. In our view, in these circumstances, where the Company has only a limited economic interest in the offering, we respectfully submit that this factor supports the conclusion that the Registration Statement relates to a valid secondary offering and that the offering is not being made “by or on behalf” of the issuer.

7.	It does not appear under all of the circumstances that the Investors are acting as a conduit to the Company.

It is axiomatic that a “distribution” of securities on behalf of an issuer must be taking place before a person can be acting as a conduit for the issuer and, thus, an “underwriter.” As the facts and analysis provided above demonstrate, the Investors are not engaging in a distribution for the benefit of the Company and are not acting as conduits for the Company. The Investors made fundamental decisions to invest in the Company, have represented their investment intent and disclaimed any intent to illegally distribute their Shares. There is no evidence to suggest that any of the Investors are acting in concert to effect a coordinated distribution of the Shares, nor is the Company aware that there are any agreements or understandings with respect to any subsequent investments of the sale proceeds from an Investor back into the Company.

To the extent that the Staff somehow views the number of Shares as evidence that the Investors are acting as conduits for the Company, we believe that view is tantamount to an attempt to resurrect the presumptive underwriter doctrine, which has been dead for more than 20 years and would ignore the Staff’s own interpretative positions, such as CDIs Questions 612.12 and 216.14 discussed above.

In addition, as described above the number of Shares to be included in the Registration Statement would make it virtually impossible for the Investors to distribute the Shares even if that was their intention to do so. None of the Investors are in the business of underwriting securities, and the Company will not receive any proceeds from sales of the Shares by the Investors. In these circumstances, we respectfully submit that the offering of the Shares pursuant to the Registration Statement is appropriately characterized as a valid secondary offering and not an offering “by or on behalf of the registrant.”

Restrictions on the Use of Rule 144…, page 65

Securities and Exchange Commission

15.	Please revise to discuss whether the restrictions addressed in this section apply to your securities.

Clarifying disclosure has been added to the Revised Draft Registration Statement in response to this comment.

Index to Financial Statements, page F-1

16.	We note the audited financial statements of Zomedica Pharmaceuticals Inc. provided for the period from incorporation on May 14, 2015 to December 31, 2015, as well as the unaudited interim financial statements of Zomedica Pharmaceuticals Corp. provided for the nine months ended September 30, 2016 and the period from incorporation on May 14, 2015 to September 30, 2015. Please provide the following:
•	Tell us what consideration you gave to designating Zomedica Pharmaceuticals Inc. as a predecessor entity as it appears you succeeded to substantially all of their business and had limited operations of your own prior to the qualifying transaction.
•	Tell us what consideration you gave to providing unaudited financial statements of Zomedica Pharmaceuticals Inc., for the period January 1, 2016 to April 20, 2016 in your registration statement.

After reviewing the guidance contained in the Staff’s Financial Reporting Manual, the Company believes that Zomedica Pharmaceuticals Inc. should be treated as a “predecessor entity” to the Company and has included financial statements for Zomedica Pharmaceuticals Inc. for the period from January 1, 2016 through April 20, 2016 in the Revised Draft Registration Statement.

Notes to the condensed unaudited interim consolidated financial statements

Nine months ended September 30, 2016 and period May 14, 2015 to September 30, 2015

14. Reverse Takeover, page F-38

17.	We note your disclosure that the qualifying transaction was accounted for as a reverse takeover. Revise to clarify whether this transaction was accounted for as a recapitalization involving a public shell or a business combination that is a reverse acquisition and identify the accounting acquirer. Tell us the specific accounting literature you used to account for the transaction and explain how you applied the literature.

Securities and Exchange Commission

Footnote 18 of the Company’s consolidated financial statements for the year ended December 31, 2016 included in the Revised Draft Registration Statement includes revised disclosure clarifying that as required by Topic 12 of the Division of Corporate Finance, Financial Reporting Manual, the Company accounted for the Qualifying Transaction as a recapitalization involving a nonoperating public shell with ZoMedica Pharmaceuticals Inc. being the accounting acquirer and Wise Oakwood Ventures Inc. (“WOW”) being the accounting acquiree. The Company did not treat the Qualifying Transaction as a business combination because WOW, the accounting acquiree, did not meet the definition of a business under ASC standards 805-10-55-4 through 55-9. In accordance with Topic 12 of the Division of Corporate Finance, Financial Reporting Manual, any excess of the fair value of the shares issued by the private entity over the value of the non-monetary assets of the public shell corporation was recognized as a reduction in equity (treated as a recapitalization).

Exhibit Index

18.	We refer to Exhibit 10.12. Please revise the index to identify the offering that relates to the subscription agreement.

The exhibit index to the Revised Draft Registration Statement has been revised as requested in this comment.

*	*	*

Please contact our counsel, Jack Hogoboom of Lowenstein Sandler LLP, at (973) 597-2382 or the undersigned at (734) 369-2555 with any questions regarding the contents of this letter or the Revised Draft Registration Statement.

Very truly yours,

/s/ Gerald Solensky, Jr.

Gerald Solensky, Jr.

Chairman and Chief Executive Officer

cc:	John D. Hogoboom
Paul Bolger